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                          Filed by Owosso Corporation pursuant to Rule 425 under
            the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
                                             Subject Company: Owosso Corporation
                                                   Commission File No. 000-25066


[GRAPHIC OMITTED]


                                                              Owosso Corporation
                                                                22543 Fisher Rd.
                                                                     PO Box 6660
                                                             Watertown, NY 13601


PRESS RELEASE
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                                                      Release: February 10, 2004
                                                  Contact: George B. Lemmon, Jr.
FOR IMMEDIATE RELEASE                              Stock Symbol: OWOS.OB (OTCBB)
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           OWOSSO CORPORATION SIGNS MERGER AGREEMENT TO BE ACQUIRED BY
                           ALLIED MOTION TECHNOLOGIES


WATERTOWN, NY, February 10, 2004 -- Owosso Corporation (OTCBB: OWOS.OB) announced today that it has signed a merger agreement pursuant to which Allied Motion Technologies, Inc. (NASDAQ: AMOT) will acquire Owosso.

The aggregate value of the transaction is approximately $14 million. Under the terms of the merger agreement, each outstanding share of Owosso common stock will receive .068 shares of common stock of Allied Motion and each outstanding share of Owosso preferred stock will receive .127 shares of common stock of Allied Motion. Holders of the outstanding shares of Owosso preferred stock will also receive an aggregate of $1 million in cash and warrants to purchase 300,000 shares of Allied Motion common stock at $4.41 per share. In addition, Allied Motion will assume $4.6 million of Owosso's debt and will settle the remainder of Owosso's debt and liabilities for approximately $6 million in cash at closing. If Owosso's operating subsidiary, Stature Electric, Inc., achieves certain revenue levels in 2004, then on January 1, 2005, Allied Motion will issue additional subordinated notes in an aggregate principal amount of up to $500,000 to holders of Owosso preferred stock. The closing of the acquisition is subject to customary conditions, including approval by Owosso's shareholders and the effectiveness of a Registration Statement under the Securities Act of 1933 with respect to the securities to be issued by Allied Motion under the merger agreement.

George B. Lemmon, Jr., Chairman & CEO of Owosso, stated, "I am pleased that Stature and Motor Products will be under the same corporate structure again, and there is the potential for significant value to be created by combining these two companies. I am very impressed with Allied's executive management team. Several individuals and institutions have helped make this transaction possible and I would like to thank them for their support. The Jefferson County (New
York) Industrial Development Agency has always helped Stature Electric throughout its history and they were instrumental in helping to complete this transaction."




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About Owosso

Through Stature Electric, Owosso manufactures fractional and integral horsepower motors, gear motors, and motor part sets. Significant markets for Stature include commercial products and equipment, healthcare, recreation and non-automotive transportation. Stature's component products are sold throughout North America and in Europe, primarily to original equipment manufacturers that use them in their end products.

About Allied Motion

Headquartered in Denver, Colorado, Allied Motion designs, manufactures and sells motion control products into applications that serve many industry sectors. Allied Motion is a leading supplier of precision and specialty motion control components and systems to a broad spectrum of customers throughout the world. On July 30, 2002, Owosso completed the sale of all of the outstanding stock of Motor Products - Owosso and Motor Products - Ohio Corporation, manufacturers of fractional and integral horsepower motors, to Allied Motion.

Forward Looking Statements

The statements in this press release that relate to future plans, events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statements that may predict, forecast, indicate, or imply future results, performance, or achievements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results of Owosso to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, adverse developments in economic factors influencing the manufacturing sector of the economy, other risks and uncertainties detailed from time to time in our filings with the United States Securities and Exchange Commission, and other risks and uncertainties detailed from time to time in statements made by our management. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results. Owosso has no obligation or intent to release publicly any revisions to any forward looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Owosso and Allied will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Owosso by directing a request to Owosso, Inc., 22543 Fisher Rd., PO Box 6660, Watertown, NY 13601, Attention: George B. Lemmon, Jr., President and Chief Executive Officer. Owosso and certain other persons may be deemed to be participants in the solicitation of proxies of Owosso's shareholders to approve and adopt the merger agreement with Allied Motion. The participants in this solicitation may include the directors and executive officers of Owosso, who may have an interest in the transaction as a result of holding Owosso securities.

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